Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of BRE Properties, Inc. for the registration of $460,000,000 of Convertible Senior Notes due 2026 and 8,236,346 shares of its common stock and to the incorporation by reference therein of our reports dated February 24, 2006, with respect to the consolidated financial statements and schedule of BRE Properties, Inc., BRE Properties, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of BRE Properties, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California

November 13, 2006